Exhibit 4.1

SETTLEMENT AGREEMENT AND MUTUAL RELEASE

This Settlement Agreement and Mutual Release (the “Agreement”) is made, entered into and executed as of the Effective Date by and between APT Group, Inc. d/b/a MotoVox, and APT IP Holdings, LLC, each a Missouri Corporation with its principal place of business in Kansas City, Missouri (collectively, “MotoVox”), on one hand, and Monster Moto, LLC, a Texas limited liability company with its principal place of business in Garland, Texas (“Monster Moto”), on the other.  MotoVox and Monster Moto are sometimes referred to herein individually as a “Party” or collectively as the “Parties.”

WHEREAS, (a) on or about June 17, 2014, MotoVox filed suit against Monster Moto and several individual Defendants in the United States District Court for the Western District of Missouri, APT Group, Inc., et al v. Monster Moto, LLC, et al, Case No. 4:14-cv-546-ODS, alleging claims for, among other things, design patent infringement, misappropriation of trade secrets, tortious interference with contract, trademark infringement and trade dress infringement;  (b) on or about July 21, 2014, Monster Moto filed suit against MotoVox in the United States District Court for the Northern District of Texas, Monster Moto, LLC v. APT Group, Inc., et al, Civil Action No. 3:14-CV-2625-N, alleging claims for, among other things, declaratory judgment of patent invalidity and non-infringement, common law business disparagement, tortious interference with contract, and unfair competition, which action was ultimately transferred to the Western District of Missouri on October 21, 2014; and (c) each Party denied the claims of the other Party and filed various counterclaims and/or defenses to all of the claims of the other Party (collectively, the “Litigation”); and

WHEREAS, in order to avoid the expense and uncertainty of further disputes or litigation, and without any admission of liability or the correctness of MotoVox’s or Monster Moto’s assertions, MotoVox and Monster Moto desire to settle the Litigation between them and resolve all differences and controversies among themselves, subject to the terms of this Agreement, which is itself contingent on Northern Group, Inc. (“Northern Group”), Olen Rice, an individual, Robert A. Rice, Sr., an individual, Jon Umsted, an individual, Marketing Operations Advisors, Inc. (“Marketing Operations”), Kenneth Francis, an individual, Scott Holmes, an individual, and Kart Mart1 agreeing to settle their current disputes with MotoVox.

NOW, THEREFORE, in consideration of the above promises and the following promises, releases, and such other good and valuable consideration, the sufficiency and receipt of which the Parties hereby acknowledge, Monster Moto and MotoVox agree as follows:

1. COVENANTS OF MUTUAL RELEASE.

1.1. Release of Monster Moto.  MotoVox, on behalf of itself and its agents, attorneys, officers, directors, shareholders, employees, representatives, parents, subsidiaries, affiliates, owners, successors and assigns, hereby releases, remises and forever discharges Monster Moto and its agents, attorneys, officers, directors, shareholders, employees, representatives, parents, subsidiaries, affiliates, owners, successors and assigns from any and all claims, demands, or causes of action that arise out of or relate to the Litigation, and any and all obligations, actions, causes of action, suits, debts, contracts, controversies, agreements, promises, damages, judgments, awards, executions, claims and demands whatsoever in law or in equity, and any and all claims for damages (and attorneys’ fees and costs) based upon the violation of a national, state or other statute, regulation or law or arising out of any conduct, contract, action, event or circumstance, whether known or unknown, which occurred at any time up to and including the date of the execution of this Agreement, except obligations created by this Agreement.

1 Northern Group, Inc., Olen Rice, Robert A. Rice, Sr., Jon Umsted, Marketing Operations Advisors, Inc., Kenneth Francis, Scott Holmes, and Kart Mart shall be referred to as the “Individual Parties & Entities.”

1.2. Release of MotoVox.  Monster Moto, on behalf of itself and its agents, attorneys, officers, directors, shareholders, employees, representatives, parents, subsidiaries, affiliates, owners, successors and assigns, hereby releases, remises and forever discharges MotoVox and its agents, attorneys, officers, directors, shareholders, employees, representatives, parents, subsidiaries, affiliates, owners, successors and assigns from any and all claims, demands, or causes of action that arise out of or relate to the Litigation, and any and all obligations, actions, causes of action, suits, debts, contracts, controversies, agreements, promises, damages, judgments, awards, executions, claims and demands whatsoever in law or in equity, and any and all claims for damages (and attorneys’ fees and costs) based upon the violation of a national, state or other statute, regulation or law or arising out of any conduct, contract, action, event or circumstance, whether known or unknown, which occurred at any time up to and including the date of the execution of this Agreement, except obligations created by this Agreement.

2. COVENANTS AND WARRANTIES.

2.1. Payment.  Monster Moto will pay the total sum of Twenty Thousand Dollars ($20,000) (the “Settlement Payment”) to MotoVox, the first installment of Ten Thousand Dollars ($10,000) to be received by MotoVox within fourteen (14) days of the Effective Date of this Agreement, and the second installment of Ten Thousand Dollars ($10,000) to be received by MotoVox within forty-five (45) days of the Effective Date of this Agreement.

2.2. Delayed Entry Related to Specific Products.   Monster Moto will refrain from making any sales of minibikes designed for adults that would compete with Motovox’s adult mini bikes (models MBX20 and MBX25) until January 1, 2016.

2.3. Covenant Not to Sue.  MotoVox hereby covenants not to sue Monster Moto on any intellectual property rights or claims (including but not limited to patents, trade secrets, trade dress, trademarks, and copyrights) relating to the designs disclosed or claimed in the following patents: D705,128; D682,739; D705,127; D689,798; D653,590 and to the Motovox adult mini bikes (MBX20 and MBX25).  This provision shall not be construed to apply to intellectual property rights that Motovox holds in its Motoped product lineor to intellectual property rights that Motovox acquires or develops in the future.

2.4. No Admission or Liability or Wrongdoing.  Neither Party makes any admission of liability or wrongdoing.

2.5. Press Release.  Within fourteen (14) days of the Effective Date, the Parties agree to jointly issue a press release stating that the Parties have settled their claims and counterclaims against one another, neither Party has admitted liability or wrongdoing, and the settlement will allow each Party to focus on pursuing their respective businesses.

2.6. Redesign. For production runs beginning after April 1, 2015, Monster Moto will (1) change the current packaging of the MM-B80 minibike; and (2) will change from red seats on the MM-B80 minibike for a period of one (1) year.

2.7. Representations.  The Parties each represent and warrant that the execution, delivery, and performance by it of this Agreement has been duly authorized by all necessary corporate action and does not and will not (i) require additional consent or approval of its directors or shareholders, (ii) violate any provision of any law, regulation, order, writ, judgment, injunction, decree, determination, or award presently in effect having applicability to it or any provision of its charter or bylaws, or (iii) result in a breach of or constitute a default under any material agreement, mortgage, lease, license, permit, or other instrument or obligation to which it is a party, or by which it or its properties may be bound or affected.

2.8. Dismissal of Litigation.    Within five (5) days of MotoVox’s receipt of the first installment of the Settlement Payment specified in Section 2.1 above, the parties shall jointly file a Stipulation of Dismissal with Prejudice of any and all claims and counterclaims in the Litigation.

2.9. Further Assurances.  The Parties shall, with all reasonable diligence, take all action, do all things, and execute and deliver all further documents, agreements and assurances as may be required in order to carry out the terms and conditions of this Agreement in accordance with its true intent.

2.10. Contingent Agreement.  This Agreement is contingent on the Individual Parties & Entities reaching a settlement with MotoVox of all claims between them by November 17, 2014.  If the Individual Parties & Entities do not reach a settlement with MotoVox of all claims between them by November 17, 2014, then (a) this Agreement shall be null and void, and of no effect whatsoever, and (b) the deposition of Troy Covey shall take place at 9:00 a.m on November 17, 2014 at the Kansas City office of Polsinelli PC.  In the event the Individual Parties & Entities reach settlement with MotoVox of all claims between them by November 17, 2014, the terms of such settlement shall be incorporated herein and made a part of this Agreement by way of an addendum.

3. EFFECTIVE DATE.  This Agreement is effective as of the date it is signed by all Parties hereto.

4. ATTORNEYS’ FEES, COSTS AND EXPENSES.  Each Party shall bear its own attorneys’ fees, costs and expenses.

5. INTEGRATION. This instrument contains the entire and only agreement between the Parties and supersedes all preexisting agreements and understandings between them respecting its subject matter.  Any representation, promise, or condition in connection with such subject matter that is not incorporated in this Agreement shall not be binding on any other Party.  No modification, renewal, extension, or waiver of this Agreement or any of its provisions shall be binding on the Party against whom enforcement of such modification, renewal, extension, or waiver is sought, unless made in writing and signed by such Party.  The Parties acknowledge that each of them has read this Agreement, and that each of them has had the opportunity to discuss it with legal counsel of their choosing and has full knowledge of its significance, each understands and agrees that this Agreement is satisfactory and reflects the desire and intent of the Parties.

6. INTERPRETATION. The language of all parts of this Agreement shall in all cases be construed as a whole, according to its fair meaning, and not against any Party.  The headings are for convenience of reference only and shall not affect the meaning or interpretation of the terms herein.

7. ADEQUATE CONSIDERATION.  Each of the Parties acknowledges and confirms that the covenants and agreements of the Parties expressly stated herein constitute full and adequate consideration for its execution by each Party and that no other promises, covenants or agreements of any kind or nature whatsoever, except for those expressly stated herein, have been made by any Party to any other Party to cause any Party to execute this Agreement.  Each Party acknowledges and confirms that the covenants, warranties, releases and other promises stated herein constitute full and adequate consideration for the execution by each Party of this Agreement.

8. GOVERNING LAW; VENUE. The laws of the State of Missouri shall govern the enforcement of this Settlement Agreement both as to interpretation and performance without regard to any conflicts of laws analysis.

9. SUCCESSORS AND ASSIGNS. This Agreement, and all rights and obligations hereunder, shall inure to the benefit of the Parties’ successors and assigns.

10. SEVERABILITY. If any provision of this Agreement is, becomes or is held to be invalid, illegal or unenforceable in any jurisdiction, such provision shall be deemed amended to conform to applicable law so as to be valid, legal and enforceable in that jurisdiction.  The validity, legality or enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction.  If such provision cannot be amended without materially altering the intentions of the Parties, it shall be stricken and the remainder of this Agreement shall remain in full force and effect.

11. COUNTERPART ORIGINALS.  This Agreement may be executed in counterparts and the Parties agree that any facsimile or other copy of this Agreement evidencing the execution by the Parties shall be deemed an original.

IN WITNESS WHEREOF, the Parties hereto, intending to be legally bound and to so bind their respective representatives, successors and assigns, set their hands on the date written immediately below.

APT GROUP, INC. D/B/A MOTOVOX

By:
Its ________________
Dated:________________

APT IP HOLDINGS, INC.
By:
Its ________________
Dated:________________

MONSTER MOTO, LLC

By:
Its ________________
Dated:________________